CANABO MEDICAL INC.
(formerly Four River Ventures Ltd.)

UNAUDITED CONDENSED INTERIM
CONSOLIDATED FINANCIAL
STATEMENTS
(Expressed in Canadian Dollars)

PERIOD ENDED APRIL 30, 2017

June 28, 2017

Management’s Report

The accompanying unaudited condensed interim consolidated financial statements of Canabo Medical Inc. (formerly, Four River Ventures Ltd.) (the “Company”) are the responsibility of management and have been approved by the Board of Directors. The unaudited condensed interim consolidated financial statements have been prepared by management in accordance with International Financial Reporting Standards (“IFRS”). The unaudited condensed interim consolidated financial statements include certain amounts and assumptions that are based on management’s best estimates and have been derived with careful judgment.

In fulfilling its responsibilities, management has developed and maintains a system of internal accounting controls. These controls are designed to provide reasonable assurance that the financial records are reliable for preparation of the unaudited condensed interim consolidated financial statements. The Audit Committee of the Board of Directors reviewed and approved the Company’s unaudited condensed interim consolidated financial statements and recommended their approval by the Board of Directors.

These unaudited condensed interim consolidated financial statements have not been reviewed by the external auditors of the Company.

Signed:

“John Philpott”	“Garry Stewart”
John Philpott, Chief Executive Officer	Garry Stewart, Chief Financial Officer
Halifax, Nova Scotia	Halifax, Nova Scotia

CANABO MEDICAL INC.
Unaudited Condensed Interim Consolidated Statements of Financial Position
As at April 30, 2017 and October 31, 2016
(Expressed in Canadian dollars)

	April 30,	October 31,
	2017	2016

	$	$
ASSETS

Current
Cash	8,614,716	2,480,884
Accounts receivable	797,462	910,017
Prepaid expenses and security deposits	209,565	120,746
Inventory	7,821	11,709

	9,629,564	3,523,356

Equipment (note 5)	185,196	163,916

	9,814,760	3,687,272

LIABILITIES

Current
Accounts payable and accrued liabilities	761,225	718,715
Deferred revenue	590,730	469,200
Due to related parties (note 6)	208,746	291,072

	1,560,701	1,478,987

EQUITY

Share capital (note 7)	15,358,342	5,111,479
Warrants (note 7)	69,629	180,831
Contributed surplus (note 7)	631,244	52,500
Deficit	(7,805,156)	(3,136,525)

	8,254,059	2,208,285

	9,814,760	3,687,272

Nature of operations (note 1)
Commitments (note 11)
Subsequent events (note 12)

Approved on behalf of the Board of Directors:

“Ian Klassen”	Director	“Neil Smith”	Director

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements

CANABO MEDICAL INC.
Unaudited Condensed Interim Consolidated Statements of Comprehensive Loss
For the periods ended April 30, 2017 and 2016
(Expressed in Canadian dollars)

	Three months	Three months	Six months	Six months
	ended April 30,	ended April 30,	ended April 30,	ended April 30,
	2017	2016	2017	2016

	$	$	$	$
REVENUE
Medical consultation fees	495,813	274,665	1,041,251	453,515
Research revenue	377,071	157,675	669,149	249,875
Product sales	12,306	16,720	33,451	32,236

	885,190	449,060	1,743,851	735,626

COST OF SALES
Doctor commissions	354,876	194,199	729,089	323,885
Cost of goods sold	8,773	7,814	20,200	13,153

	363,649	202,013	749,289	337,038

	521,541	247,047	994,562	398,588

EXPENSES
Listing fee expense (note 4)	-	-	2,433,273	-
Salaries and benefits	394,754	144,975	764,086	241,184
Stock based compensation (note 7)	355,100	-	578,744	-
Business advisory and consulting services (note 6)	159,025	83,346	671,597	144,906
Administrative service fees (note 6)	75,000	75,000	150,000	150,000
Marketing and advertising	275,848	805	395,828	10,439
Rent and facility (note 6)	132,910	64,944	250,792	119,908
Office and administrative	122,792	49,970	215,134	98,087
Professional fees	32,865	40,191	67,329	72,909
Depreciation (note 5)	12,210	8,439	22,998	16,878
Human resource recruiting	6,110	53,313	8,870	78,521
Travel	54,848	16,465	104,542	29,147

	1,621,462	537,448	5,663,193	961,979

NET LOSS AND COMPREHENSIVE LOSS	(1,099,921)	(290,401)	(4,668,631)	(563,391)

NET LOSS PER SHARE – BASIC AND DILUTED	(0.030)	(0.015)	(0.134)	(0.030)

Weighted average outstanding number of common shares	37,202,468	19,070,367	34,909,843	18,692,931

The accompanying notes are an integral part of unaudited condensed interim consolidated financial statements

CANABO MEDICAL INC.
Unaudited Condensed Interim Consolidated Statement of Changes in Equity (notes 4 and 7)
For the periods ended April 30, 2017 and 2016 and October 31, 2016
(Expressed in Canadian dollars)

	Common Shares		Warrants
	Number		Number of		Contributed
	of shares	Amount	warrants	Amount	surplus	Deficit	Total
		$		$	$	$	$

Balance, October 31, 2015	18,323,700	1,326,200	-	-	145,000	(1,681,750)	(210,550)

Common shares issued for cash	1,725,000	525,000	-	-	-	-	525,000
Net loss for the period	-	-	-	-	-	(563,391)	(563,391)

Balance, April 30, 2016	20,048,700	1,851,200	-	-	145,000	(2,245,141)	(248,941)

Common shares issued for cash	6,915,000	3,457,500	-	-	-	-	3,457,500
Share issue costs	-	(216,440)	-	-	-	-	(216,440)
Brokers warrants	-	(180,831)	545,000	180,831	-	-	-
Commitment to issue common shares	370,000	92,500	-	-	(92,500)	-	-
Common shares issued for services	213,200	82,550	-	-	-	-	82,550
Share subscriptions received	-	25,000	-	-	-	-	25,000
Net loss for the period	-	-	-	-	-	(891,384)	(891,384)

Balance, October 31, 2016	27,546,900	5,111,479	545,000	180,831	52,500	(3,136,525)	2,208,285

Common shares and warrants of Canabo Corp. exchanged for common shares and warrants	(27,546,900)	-	(545,000)	-	-	-	-
of Canabo Medical Inc.	27,546,900	-	545,000	-	-	-	-
Exercise of warrants	340,000	282,812	(340,000)	(112,812)	-	-	170,000
Common shares and warrants deemed to be issued on reverse takeover	2,536,411	1,268,206	1,717,070	553,840	-	-	1,822,046
Exercise of warrants	1,537,500	782,855	(1,537,500)	(552,230)	-	-	230,625
Common shares issued for cash	6,000,000	8,400,000	-	-	-	-	8,400,000
Share issuance costs	-	(487,010)	-	-	-	-	(487,010)
Share-based compensation	-	-	-	-	578,744	-	578,744
Net loss for the period	-	-	-	-	-	(4,668,631)	(4,668,631)

Balance, April 30, 2017	37,960,811	15,358,342	384,570	69,629	631,244	(7,805,156)	8,254,059

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements

CANABO MEDICAL INC.
Unaudited Condensed Interim Consolidated Statements of Cash Flows
For the periods ended April 30, 2017 and 2016
(Expressed in Canadian dollars)

	Six months	Six months
	ended	ended
	April 30,	April 30,
	2017	2016

	$	$
OPERATING ACTIVITIES

Net loss for the period	(4,668,631)	(563,391)

Non-cash items:
Depreciation	22,998	16,878
Listing fee expense	2,370,512	-
Stock based compensation	578,744	-
Doctor commissions	-	8,750

	(1,696,377)	(537,763)

Changes in non-cash working capital items:
Accounts receivable	112,555	(291,247)
Prepaid expenses and security deposits	(88,819)	2,569
Inventory	3,888	(4,394)
Accounts payable and accrued liabilities	42,509	153,633
Due to related parties	(653,785)	(11,719)
Deferred revenue	121,530	204,300

	(2,158,499)	(484,621)

INVESTING ACTIVITIES

Purchase of equipment	(44,278)	(52,958)

FINANCING ACTIVITIES

Proceeds from issuance of common shares, net of issuance costs	7,912,990	525,000
Proceeds from the exercise of warrants	400,625	-
Cash acquired on reverse acquisition transaction	22,994	-

	8,336,609	525,000

Change in cash during the period	6,133,832	(12,579)

Cash, beginning of period	2,480,884	117,737

Cash, end of period	8,614,716	105,158

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements

CANABO MEDICAL INC.
Notes to Unaudited Condensed Interim Consolidated Financial Statements
For the periods ended April 30, 2017 and 2016
(Expressed in Canadian dollars)

1.	NATURE OF OPERATIONS

Canabo Medical Inc. (the “Company”), formerly Four River Ventures Ltd. (“Four River”), was incorporated pursuant to the British Columbia Business Corporations Act on February 2, 2007. On November 9, 2016, the Company acquired Canabo Medical Corporation (“Canabo Corp.” or the “Corporation”) through a reverse acquisition transaction described in note 4. The historical operations, assets and liabilities of Canabo Corp. are included as the comparative figures as at October 31, 2016 and for the period ended April 30, 2017, which is deemed to be the continuing entity for financial reporting purposes.

Canabo Corp. was federally incorporated pursuant to the Canada Business Corporations Act on March 19, 2014 under the name “8824479 Canada Inc.” The Corporation changed its name to Canabo Medical Corporation on September 17, 2014. The Corporation was extra-provincially registered in Ontario on October 29, 2014. The Corporation’s subsidiary 2412550 Ontario Inc. was incorporated on March 27, 2014 in Ontario. The subsidiary was extra-provincially registered in Nova Scotia on October 30, 2014, Alberta on February 16, 2016, Newfoundland on February 18, 2016, Manitoba on March 22, 2016, Saskatchewan on April 11, 2016, New Brunswick on September 21, 2016 and British Columbia on April 18, 2017.

Concurrent with the closing of the reverse acquisition transaction, the Company completed a two for one share consolidation and Four River changed its name to Canabo Medical Inc. and effected a change in directors, management and business. On November 9, 2016, the Company’s common shares resumed trading on the TSX Venture Exchange (“TSX-V”) as a Tier 2 Technology or Life Sciences Issuer under the trading symbol “CMM”.

The Company is engaged in the business of providing medical services for patients suffering from chronic pain and disabling illnesses through its health clinics operated by qualified health care practitioners. As of April 30, 2017, the Company had opened fourteen clinics in Ontario, Halifax, St. John’s, Moncton, Chilliwack and Kelowna. During the quarter ended April 30, 2017 Peak Medical Group took over the operations of clinics in Calgary and Edmonton. This is pursuant to the Clinic Development Agreement described under Share Commitments in note 7. During the quarter, the Company entered into a partnership agreement with Aviva Medical to continue to expand the number of clinics in Ontario.

The Company’s head office and principal address is suite 280 – 1090 West Georgia Street, Vancouver, BC, V6E 3V7. The address of the Corporation’s principal place of business is at Suite 407, 1 Eglinton Avenue East, Toronto, Ontario, Canada, the Company’s Corporate offices are located 1969 Upper Water Street Suite 2008, Halifax Nova Scotia, B3J 3R7 and the registered office is located at Suite 1750 – 1185 West Georgia Street, Vancouver, British Columbia, V6E 4E6.

2.	STATEMENT OF COMPLIANCE AND BASIS OF PREPARATION

Statement of compliance with International Financial Reporting Standards (“IFRS”)

The Company prepares its unaudited condensed interim consolidated financial statements in accordance with Canadian generally accepted accounting principles as set out in the Handbook of Chartered Professional Accountants of Canada – Part 1 (“CPA Canada Handbook”), which incorporates International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

These unaudited condensed interim consolidated financial statements have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting (“IAS 34”), as issued by the IASB. Accordingly, certain information normally included in annual financial statements prepared in accordance with IFRS, as issued by the IASB, have been omitted or condensed. The unaudited condensed interim consolidated financial statements should be read in conjunction with the annual audited consolidated financial statements of Canabo Corp. for the year-ended October 31, 2016.

CANABO MEDICAL INC.
Notes to Unaudited Condensed Interim Consolidated Financial Statements
For the three-month periods ended April 30, 2017 and 2016
(Expressed in Canadian dollars)

2.	STATEMENT OF COMPLIANCE AND BASIS OF PREPARATION (continued)

Approval of the consolidated financial statements

These unaudited condensed consolidated interim financial statements for the period ended April 30, 2017 were reviewed by the Company’s Audit Committee and approved and authorized for issue by the Company’s Board of Directors on June 28, 2017.

The policies applied in these unaudited condensed interim consolidated financial statements are based on the IFRS as of June 28, 2017. Any subsequent changes to IFRS that are given effect in the Company’s annual consolidated financial statements for the year-ended October 31, 2017 could result in the restatement of these unaudited condensed interim consolidated financial statements.

Basis of measurement

These unaudited condensed interim consolidated financial statements have been prepared on the historical cost basis except for certain financial instruments which are measured at fair value as explained in the accounting policies set out in note 3 to the annual financial statements of Canabo Corp. These unaudited condensed interim consolidated financial statements include the assets and operations of the Corporation and its wholly owned subsidiary 2412550 Ontario Inc. since the subsidiary was acquired on October 22, 2014. These unaudited condensed interim consolidated financial statements also include the effects of the reverse acquisition transaction as described in note 4 and the assets and operations of the Company since November 9, 2016. All significant intercompany transactions have been eliminated on consolidation.

The functional and presentation currency of the Company and its subsidiary is the Canadian dollar.

Use of estimates and judgments

The preparation of these unaudited condensed interim consolidated financial statements requires management to make certain estimates, judgments and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and reported amounts of expenses during the reporting period. Actual outcomes could differ from these estimates. These unaudited condensed interim consolidated financial statements include estimates which, by their nature, are uncertain. The impacts of such estimates are pervasive throughout the unaudited condensed interim consolidated financial statements and may require accounting adjustments based on future occurrences. Revisions to accounting estimates are recognized in the period in which the estimate is revised and future periods if the revision affects both current and future periods. These estimates are based on historical experience, current and future economic conditions and other factors including expectations of future events that are believed to be reasonable under the circumstances.

Significant assumptions about the future and other sources of estimation uncertainty that management has made at the financial position reporting date could result in a material adjustment to the carrying amounts of assets and liabilities, in the event that actual results differ from assumptions made. The assumptions and estimation uncertainty relate to, but are not limited to, the following:

Significant accounting estimates

i.	the measurement of deferred income tax assets and liabilities;
ii.	the inputs used in accounting for share-based compensation; and
iii.	the inputs used in estimating research revenue, deferred revenue and accrued liabilities.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period or in the period of the revision and further periods if the review affects both current and future periods.

CANABO MEDICAL INC.
Notes to Unaudited Condensed Interim Consolidated Financial Statements
For the three-month periods ended April 30, 2017 and 2016
(Expressed in Canadian dollars)

3.	SIGNIFICANT ACCOUNTING POLICIES

These unaudited condensed interim consolidated financial statements have been prepared using the same policies and methods of computation as the annual consolidated financial statements of Canabo Corp. for the year-ended October 31, 2016. Refer to note 3, Significant Accounting Policies, of the annual consolidated financial statements of Canabo Corp. for the year-ended October 31, 2016 for information on the accounting policies as well as new accounting standards not yet effective.

4.	REVERSE ACQUISITION TRANSACTION

On August 8, 2016, the Company entered a letter of intent with Canabo Corp., as amended on September 15, 2016. On September 30, 2016, the Company and Canabo Corp. entered into a Securities Exchange Agreement (“SEA”) and on October 6, 2016 entered into an Arrangement Agreement setting out a Plan of Arrangement under which the proposed transaction was completed. Under the terms of the Plan of Arrangement, the Company acquired all of the issued and outstanding common shares and common share purchase warrants of Canabo Corp. based on a one for one share exchange ratio (the “Transaction”).

Concurrent with the Transaction, the Company completed a share consolidation on the basis of two old common shares for one new common share. This share consolidation has been applied retrospectively within these financial statements. On November 9, 2016, the Company and Canabo Corp. completed a Plan of Arrangement whereby the Company acquired all of the outstanding common shares of Canabo Corp. by the post-consolidation issuance of 27,546,900 common shares and 545,000 common share purchase warrants of the Company to all of the security holders of Canabo Corp. based on a one for one share exchange ratio.

The Boards of Directors of the Company and Canabo Corp. each unanimously approved the terms of the Transaction. Upon closing, Canabo Corp. security holders held approximately 91.6% of the outstanding shares of the Company. In substance, the Transaction involves Canabo Corp. shareholders obtaining control of the Company and accordingly the Transaction is considered to be a reverse takeover transaction (“RTO”) with Canabo Corp acquiring control of the Company. As the Company does not meet the definition of a business under IFRS prior to the Transaction, the future consolidated financial statements of the combined entity will represent the continuation of Canabo Corp. The Transaction will be accounted for as a share-based payment whereby Canabo Corp. acquired the net liabilities and listing status of the Company.

The Company adopted a financial year end of October 31 as a result of the closing of the Transaction.

For accounting purposes, the acquisition is considered to be outside the scope of IFRS 3, Business Combinations (“IFRS 3”), since the Company, prior to the acquisition did not constitute a business. The transaction is accounted for in accordance with IFRS 2, Share-based Payment (“IFRS 2”), whereby Canabo Corp. is deemed to have issued shares and share purchase warrants in exchange for the net assets of the Company together with its listing status at the fair value of the consideration received by Canabo Corp. The accounting for this transaction resulted in the following:

(i)

The consolidated financial statements of the combined entities are issued under the legal parent, Canabo Medical Inc., but are considered a continuation of the financial statements of the legal subsidiary, Canabo Corp.

(ii)	Since Canabo Corp. is deemed to be the acquirer for accounting purposes, its assets and liabilities are included in the consolidated financial statements at their historical carrying values.

CANABO MEDICAL INC.
Notes to Unaudited Condensed Interim Consolidated Financial Statements
For the three-month periods ended April 30, 2017 and 2016
(Expressed in Canadian dollars)

4.	REVERSE ACQUISITION TRANSACTION (continued)

Since the share and share-based consideration allocated to the former shareholders of the Company on closing the Transaction is considered within the scope of IFRS 2, and the Company cannot identify specifically some or all of the goods or service received in return for the allocation of the shares and warrants, the value in excess of the net identifiable assets or obligations of the Company acquired on closing is expensed in the consolidated statement of comprehensive loss as listing fee expense.

The listing fee expense in the amount of $2,433,273 is comprised of the net working capital deficiency, the fair value of common shares and warrants of the Company retained by the former shareholders of the Company as well as other direct expenses of the Transaction.

The listing fee expense is summarized as follows:

$
Net working capital deficiency assumed:
Accounts payable and accrued liabilities	573,029
Accounts receivables	(1,569)
Cash	(22,994)

548,466

Common shares deemed to be issued re Four River (2,536,411 shares at $0.50 per share)	1,268,206
Warrants deemed to be issued re Four River (1,537,500 warrants exercisable at $0.15 until March 22, 2017)	552,230
Warrants deemed to be issued re Four River (179,570 warrants exercisable at $8.00 until September 4, 2017)	1,610
Legal and other transaction costs	62,761

1,884,807
Listing fee expense	2,433,273

The Company has estimated the fair value of the equity instruments deemed to be issued by the Company. The fair value of the 2,536,411 post-consolidation common shares amounted to $1,268,206, based upon a recent private placement financing of Canabo Corp. at $0.50 per share. The fair value of the 1,537,500 Four River warrants, exercisable at $0.15 per share for 5 months, amounted to $552,230. The fair value of the 179,570 Four River warrants exercisable at $8.00 per share for 10 months, amounted to $1,610. The fair values were estimated using the Black-Scholes pricing model applying an expected volatility of 135%, a risk free interest rate of 1% with no expected dividend yield.

CANABO MEDICAL INC.
Notes to Unaudited Condensed Interim Consolidated Financial Statements
For the three-month periods ended April 30, 2017 and 2016
(Expressed in Canadian dollars)

5.	EQUIPMENT

	Computer
	software &	Office	Leasehold
	equipment	equipment	improvements	Total
Cost:	$	$	$	$
As at October 31, 2014	35,006	11,630	-	46,636
Additions	30,504	47,357	-	77,861
As at October 31, 2015	65,510	58,987	-	124,497
Additions	38,872	42,898	8,421	90,191
As at October 31, 2016	104,382	101,885	8,421	214,688
Additions	31,876	12,405	-	44,281
As at April 30, 2017	136,258	114,290	8,421	258,969

Accumulated depreciation:
As at October 31, 2014	-	-	-	-
Depreciation charge	12,080	2,524	-	14,604
As at October 31, 2015	12,080	2,524	-	14,604
Depreciation charge	20,254	14,510	1,403	36,167
As at October 31, 2016	32,334	17,034	1,403	50,771
Depreciation charge	12,610	8,988	1,404	23,002
At April 30, 2017	44,944	26,022	2,807	73,773

Net book value:
At October 31, 2015	53,430	56,463	-	109,893
At October 31, 2016	72,048	84,851	7,017	163,916
At April 30, 2017	91,314	88,268	5,614	185,196

CANABO MEDICAL INC.
Notes to Unaudited Condensed Interim Consolidated Financial Statements
For the three-month periods ended April 30, 2017 and 2016
(Expressed in Canadian dollars)

6.	RELATED PARTY BALANCES AND TRANSACTIONS

The amounts owing to related parties are summarized as follows:

	April 30,	October 31,
	2017	2016

	$	$
Amounts due to founding shareholders	-	60,000
Amount owing to Numus Financial Inc.	178,473	134,414
Other amounts payable to officers and directors	30,273	96,658

	208,746	291,072

The amount owing to the founding shareholders was due two business days after the completion of a listing on a recognized Exchange. Subsequent to the year ended October 31, 2016, the amounts were repaid.

The Company paid consulting fees and administrative fees covering administrative services, business advisory services, rent, accounting services, other consulting and marketing services, office and administrative expense to Numus Financial Inc. (“Numus”) for the periods ended as follows:

	Three months	Three months	Six months	Six months
	ended	ended	ended	ended
	April 30, 2017	April 30, 2016	April 30, 2017	April 30, 2016

	$	$	$	$
Administrative service fees	75,000	75,000	150,000	150,000
Business advisory services	-	-	250,000	-
Rent and facility	19,800	-	36,535	-
Consulting fees	26,192	47,424	42,750	47,424

	120,992	112,424	479,285	197,424

Key management includes directors and officers of the Company. The Company incurred certain salary amounts as well as professional fees and doctor commissions and fees to companies controlled by the officers of the Company for the periods ended:

	Three months	Three months	Six months	Six months
	ended	ended	ended	ended
	April 30, 2017	April 30, 2016	April 30, 2017	April 30, 2016
	$	$	$	$
Consulting fees -
management & salaries	70,275	58,116	138,226	119,676
Doctor commissions	28,045	40,726	64,159	104,318

	98,320	98,842	202,385	223,994

CANABO MEDICAL INC.
Notes to Unaudited Condensed Interim Consolidated Financial Statements
For the three-month periods ended April 30, 2017 and 2016
(Expressed in Canadian dollars)

7.	SHARE CAPITAL

Authorized:

Authorized share capital of the Company consists of an unlimited number of common shares without par value.

Issued and outstanding common stock:

In March 2016, the Company issued 1,100,000 common shares at a price of $0.25 per share.

In April 2016, the Company issued 625,000 common shares at a price of $0.40 per share.

On September 23, 2016, the Company completed a private placement financing, issuing 6,915,000 common shares at a price of $0.50 per share for gross proceeds of $3,457,500. In connection with this financing, the Company paid a finder’s fee of $190,750 and incurred other share issuance costs of $25,690. The Company also issued broker’s warrants to acquire 545,000 common shares at an exercise price of $0.50 for two years with a fair value of $180,831. The fair value was estimated using the Black-Scholes option pricing model applying a market price of $0.50, an exercise price of $0.50, a risk free rate of 1%, an expected volatility of 135% and an expected dividend yield of 0%. The fair value of the brokers’ warrants has also been recorded as a share issue cost.

During the year ended October 31, 2015, the Company has entered agreements with certain service providers including lead physician and a physician recruitment agency. As part of these agreements, the Company made commitments to issue 370,000 common shares. During the year ended October 31, 2015, the obligation to issue these shares was recorded as contributed surplus at the prevailing price of $0.25 per share resulting in additional accrued expenses of $92,500. Upon issuance in the year ended October 31, 2016, this amount has been transferred from contributed surplus to share capital.

The Company issued 100,000 to the President/CEO of the Company with a fair value of $40,000 pursuant to the employment agreement and 113,200 common shares with a fair value of $42,550 at the prevailing price for services received from certain lead physicians contracts. The Company has no further obligations under its lead physician arrangements.

On November 9, 2016, as a result of the reverse acquisition transaction as described in note 4, the Company acquired all of the issued and outstanding common shares of Canabo Corp. in exchange for 27,546,900 common shares of the Company.

The Company has estimated the fair value of its 2,536,411 common shares deemed to be issued on the reverse acquisition transaction as $1,268,206 based on the recent private placement completed by Canabo Corp. The price of the shares was $0.50 per share.

On December 22, 2016, the Company completed a brokered private placement with Aphria Inc. (TSX- V: APH) issuing 6,000,000 common shares at a price of $1.40 per share for gross proceeds of $8,400,000. The Company paid a finder’s fee of $420,000 and incurred other share issuance costs of $67,010.

During the quarter ended April 30, 2017 the Company issued 1,537,500 common shares for the exercise of warrants for gross proceeds of $230,625 and the fair value of $552,230 for warrants deemed to be issued in the RTO Transaction, as described in note 4.

CANABO MEDICAL INC.
Notes to Unaudited Condensed Interim Consolidated Financial Statements
For the three-month periods ended April 30, 2017 and 2016
(Expressed in Canadian dollars)

7.	SHARE CAPITAL (continued)

During the quarter ended April 30, 2017 the company issued 340,000 common shares for the exercise of warrants for gross proceeds of $170,000 and the fair value of $112,812 for warrants deemed to be issued for the exchange of Canabo Corp. warrants in the RTO transaction, as described in note 4.

Escrow shares:

As a result of the Transaction on November 9, 2016, there were 13,765,500 common shares subject to a Tier 2 Value Escrow Agreement. There was an initial release of 1,376,550 (10%) of the escrowed securities and the remaining 12,388,950 (90%) shares will be released at a rate of 2,064,825 (15%) every six months thereafter.

Warrants

As at April 30, 2017, the Company had warrants outstanding enabling holders to acquire the following:

			Weighted-
		Weighted-	average
		average	remaining
	Warrants	exercise	contractual
	outstanding	price	life (years)
		$
Balance, October 31, 2015	-	-
Warrants issued	545,000	0.50	1.4

Outstanding and exercisable, October 31, 2016	545,000	0.50	1.4

Canabo Corp. warrants exchanged for	(545,000)	0.50
warrants of Canabo Medical Inc.	545,000	0.50
Exercised	(340,000)	0.50
Deemed issued on reverse takeover	1,537,500	0.15
Exercised	(1,537,500)	0.15
Deemed issued on reverse takeover	179,570	8.00	0.3

Outstanding and exercisable, April 30, 2017	384,570	4.00	0.9

At April 30, 2017, the Company had outstanding warrants entitling the holders to acquire additional common shares as follows:

Expiry	Number	Exercise
date	of warrants	price

September 23, 2018	205,000	$0.50
September 4, 2017	179,570	$8.00

CANABO MEDICAL INC.
Notes to Unaudited Condensed Interim Consolidated Financial Statements
For the three-month periods ended April 30, 2017 and 2016
(Expressed in Canadian dollars)

7.	SHARE CAPITAL (continued)

Stock options:

The Company has adopted a stock option plan (the “Plan”), providing the Board of Directors with the discretion to issue an equivalent number of options of up to 10% of the issued and outstanding share capital of the Company. Stock options are granted with an exercise price of not less than the closing share price of the day preceding the date of grant.

During the quarter ended January 31 2017, the Company granted 1,775,000 stock options to directors, officers, employees and consultants. These options are exercisable at a price of $0.90 per share and expire on November 25, 2021.

During the quarter ended April 30, 2017, the Company granted 300,000 stock options to employees and consultants. These options are exercisable at a price of $0.73 per share and expire on February 6, 2022.

The estimated fair value of the stock options granted was estimated at the grant date using the Black - Scholes option pricing model. Option pricing models require the input of highly subjective assumptions, including the expected volatility. Changes in the assumptions can materially affect the fair value estimate, and therefore, the existing models do not necessarily provide a reliable measure of the fair value of the Company’s stock options. The assumptions used in the Black-Scholes option pricing model for options issued during the period ended April 30, 2017 are as follows:

	February 6,	November 25,
	2017	2016
Share price	$ 0.73	$ 0.90
Risk-free interest rate	1.0%	1.0%
Expected volatility	115%	115%
Expected dividend yield	$ nil	$ nil
Expected forfeiture rate	0%	0%
Expected life	5 years	5 years

The following table reconciles the stock option activity during period ended April 30, 2017

	Number of	Weighted
	options	average
		exercise
		price
		$
Options outstanding at October 31, 2016	-	-
Granted November 25, 2016	1,775,000	0.90
Cancelled	(35,000)	0.90
Granted February 6, 2017	300,000	0.73

Options outstanding – April 30, 2017	2,040,000	0.875

Vested options – April 30, 2017	-	-

The options vest over 24 months with 25% vesting every six months and expiring in five years from date of granting. Based on the Black-Scholes option pricing model and the assumptions outlined above the estimated fair value of the granted options is $1,439,384, this amount is recognized over the vesting period. As a result, a share-based compensation expense of $578,744 has been recorded during the six months ended April 30, 2017.

CANABO MEDICAL INC.
Notes to Unaudited Condensed Interim Consolidated Financial Statements
For the three-month periods ended April 30, 2017 and 2016
(Expressed in Canadian dollars)

7.	SHARE CAPITAL (Stock Options continued)

The following table summarizes information relating to outstanding and exercisable stock options as at April 30, 2017:

			Number of	Number of stock
	Exercise	Remaining	stock options	options vested and
Expiry date	price	life (years)	outstanding	exercisable

November 25, 2021	$0.90	4.6	1,740,000	-
February 6, 2022	$0.73	4.8	300,000	-

Share Commitments

Patient operating agreement

In the quarter ended January 31, 2017, the Company signed a Patient Operating Agreement (“Agreement”) with Peak Pulmonary Consulting Inc. (“Peak Medical Group”). The Peak Medical Group will provide medical marijuana treatments and therapies within the Pinnacle Medical Centers through its wholly-owned subsidiary CieloMed. Pinnacle Medical Centers currently provide medical services to over 55,000 patients in Alberta.

Under the terms of the Agreement, Peak Medical Group will provide physicians and clinic space to assess up to 20,000 new patients under the Company’s medical marijuana assessment, prescribing, educational procedures and protocols. Training for up to 60 Peak Medical Group physicians and educators in the Company’s proprietary training protocols will begin immediately. All resulting patients under this Agreement will also be enrolled in the Company’s medical data collection program.

Operational services will be provided by Peak Medical Group under the terms of a share exchange agreement (“SEA”) with the Company. Under the terms of the SEA, Canabo will acquire all the issued and outstanding shares of CieloMed on the earlier of: CieloMed assessing a minimum of 20,000 patients under the Company’s medical marijuana protocols; or five years from the date of the SEA. At closing, based on a 8-day volume weighted average trading price for the period immediately preceding the execution of the Letter of Intent, the Company will issue up to approximately 1,869,000 common shares (up to 5.1% of the issued and outstanding shares of the Company), representing up to a maximum deemed value of $1,600,000 in the Company’s shares. Any shares issued under the SEA will be subject to a 12-month voluntary pooling agreement. The agreement is subject to both parties maintaining certain performance and quality assurance provisions, the execution of the SEA and is subject to TSX-V approval.

CANABO MEDICAL INC.
Notes to Unaudited Condensed Interim Consolidated Financial Statements
For the three-month periods ended April 30, 2017 and 2016
(Expressed in Canadian dollars)

8.	INCOME TAXES

The following table reconciles the amount of income tax recoverable on application of the combined statutory Canadian federal and Provincial income tax rates:

	October 31,	October 31,
	2016	2015
Combined statutory tax rate	27%	26.5%
	$	$

Income tax recovery at combined statutory rate	(392,789)	(289,677)
Non-deductible items for tax purposes and other items	(52,323)	513
Change in tax rate	(6,021)	-
Change in tax benefits not recognized	451,133	289,164
Income tax expense (recovery)	-	-

The tax effect of deductible and taxable temporary differences that give rise to the Company’s deferred income tax assets and liabilities are shown below:

	October 31,	October 31,
	2016	2015

	$	$

Non-capital loss carry forwards	737,293	324,535
Equipment	(8,376)	-
Share issuance costs	46,751
Tax benefits not recognized	(775,668)	(324,535)
Net deferred income tax assets (liabilities)	-	-

As at October 31, 2016, the Company had approximately $2,730,000 in non-capital loss carry forward available to reduce taxable income for future years. These losses expire as follows:

Expiry date	$

October 31, 2034	133,000
October 31, 2035	1,091,000
October 31, 2036	1,506,000
2,730,000

9.	MANAGEMENT OF CAPITAL

The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern in order to pursue the expansion of the clinics. The Company is not subject to any externally imposed capital requirements to which it is subject. The Company considers its capital to be all the items included in equity.

As at April 30, 2017, the Company had capital resources consisting mainly of cash and amounts receivable. The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, the Company will rely on capital markets to support its continued growth and may issue common shares to raise additional financing.

CANABO MEDICAL INC.
Notes to Unaudited Condensed Interim Consolidated Financial Statements
For the three-month periods ended April 30, 2017 and 2016
(Expressed in Canadian dollars)

10.	FINANCIAL INSTRUMENTS

The Company’s financial instruments consist of cash, amounts receivable, accounts payable, amounts due to related parties and deferred revenue.

The following table summarizes the carrying values of the Company’s financial instruments:

	April 30,	October 31,
	2017	2016
	$	$

FVTPL (i)	8,614,716	2,480,884
Loans and receivables (ii)	708,259	908,900
Other financial liabilities (iii)	1,515,201	1,416,487

(i)	Cash
(ii)	Accounts receivable
(iii)	Accounts payable, due to related parties and deferred revenue

The Company classifies its fair value measurements in accordance with an established hierarchy that priorities the inputs in valuation techniques used to measure fair value as follows:

Level 1	- Unadjusted quoted prices in active markets for identical assets or liabilities;
Level 2	- Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly;, and
Level 3	- Inputs that are not based on observable market data.

The following table sets for the Company’s financial assets measured at fair value by level within the fair value hierarchy:

	Level 1	Level 2	Level 3	Total
	$	$	$	$
Cash	8,614,716	-	-	8,614,716

i) Credit risk

Credit risk is the risk of financial loss to the Company if counter-party to a financial instrument fails to meet its contractual obligations. The Company manages credit risk by investing its cash with large Canadian chartered banks. Amounts receivable are monitored on an ongoing basis and as a result the exposure to credit risk is not significant. The maximum exposure to credit risk at the reporting date is the carrying value of the Company’s cash and the amounts receivable.

ii) Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company manages liquidity risk through the management of its capital structure and financial leverage as outlined above. As at April 30, 2017, the Company has cash of $ 8,614,716. The continuation of the Company depends upon the support of its lenders and equity investors, which cannot be assured. All of the Company’s financial liabilities are subject to normal trade terms and due within one year.

11.	COMMITMENTS

The Company has entered an administrative services agreement with Numus at a fee of $25,000 per month covering management and administrative services. This agreement has a guaranteed term to May 2018 with a three month cancelation clause thereafter. If subsequently cancelled with three months notice, an additional break fee of six months remuneration or $150,000 will be payable to Numus.

CANABO MEDICAL INC.
Notes to Unaudited Condensed Interim Consolidated Financial Statements
For the three-month periods ended April 30, 2017 and 2016
(Expressed in Canadian dollars)

11.	COMMITMENTS (continued)

The Company also has entered an additional services agreement covering, marketing services, rent, accounting services, office and administrative expenses for a monthly fee of $6,600 per month.

The Company has entered long-term lease arrangements for the clinic facilities in Toronto, Ottawa, Halifax, St. John’s, Newfoundland and Edmonton for periods ranging from three to seven years. The Company has also entered short-term lease arrangements at five other clinic locations.

The minimum annual clinic lease payments for the years ended October 31:

$
2017	311,478
2018	312,185
2019	223,478
2020	157,089
2021	83,866

12.	SUBSEQUENT EVENTS

On May 3, 2017 signed a letter of intent (“LOI”) with Aviva Medical Ltd. (“Aviva Medical”, formerly, Medica One Ltd.) to enter into a share exchange agreement (“SEA”). The SEA will replace a previous agreement that covered the operations of CMClinics in Hamilton, Stoney Creek and Burlington. Aviva Medical will operate five existing medical marijuana CMClinics in Ontario. Aviva Medical currently operates clinics in Hamilton, Stoney Creek, Burlington, and will assume operations of Canabo’s Barrie and St. Catharine’s clinics. It is proposed that Aviva Medical will open four new CMClinics Oakville, Niagara Falls, Peterborough and Etobicoke and will operate a total of nine Canabo CMClinics in Ontario.

Patients at all new and existing Aviva Medical operated CMClinics will be seen under Canabo’s trained procedures, protocols, standards and research programs. All patients will also be enrolled in Canabo’s medical data collection program.

Operational services will be provided by Aviva Medical under the terms of the SEA with Canabo. Pursuant to the SEA, Canabo will acquire all issued and outstanding shares of an Ontario corporation (“NewCo”) to be incorporated by Aviva Medical for the operations of the CMClinics. Aviva Medical will exchange all NewCo shares for common shares of Canabo Medical Inc. The number of exchanged Canabo shares, up to a maximum of 1,742,160 common shares, will be calculated under a formula at closing depending on the number of new patients, based on the 5-day volume weighted average price of $0.6888 per share, up to 15,000 patients (subject to a minimum of 10,000 new patients) being achieved within the next three years. Any Canabo shares issued under the SEA will be subject to a 12-month voluntary pooling agreement. The agreement is subject to both parties maintaining certain performance and quality assurance provisions, the execution of the SEA and TSX Venture Exchange approval.